Filed by PFSweb, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject to Company: eCost.com, Inc.
Commission File Number: 000-50887
Contact: Lewis Goldberg / Todd Fromer
KCSA Worldwide
212.896.1216 / 212.896.1215
lgoldberg@kcsa.com / tfromer@kcsa.com
PFSweb Adjourns Special Stockholder Meetings
Until January 24, 2006
Shareholders Vote Overwhelming “For” Merger with eCOST.com;
Management Urges Remaining Shareholders to Cast Vote
Plano, Texas, January 23, 2006 — PFSweb, Inc. (Nasdaq: PFSW), a global provider of integrated business process outsourcing (BPO) solutions, announced today the Company’s Special Meeting of Stockholders was adjourned and the vote postponed until Tuesday, January 24, 2006 to provide PFSweb shareholders additional time to submit their proxies. PFSweb management urges all shareholders of record to please vote their shares.
Shareholders that have submitted their proxies to date have voted overwhelmingly “for” all of the proposals, which would approve the issuance of PFSweb common stock pursuant to the company’s definitive merger agreement with eCOST.com (Nasdaq: ECST), leading online discount retailer.
Non-objecting beneficial shareholders (NOBO) of PFSweb as of December 21, 2005 who have not voted should contact Mellon Investor Services at 1-800-814-0304 to cast their vote directly. In addition, shareholders of record as of December 21, 2005 who have not received or cannot locate their proxy should call Tom Madden, CFO of PFSweb, at 972-881-2900 x6450. Valid proxies submitted by PFSweb shareholders prior to the January 23, 2006 meeting will continue to be valid for purposes of the reconvened meeting to be held January 24, 2006.
Shareholders for eCOST.com approved the definitive merger agreement with PFSweb at a separate Special Meetings of Stockholders held today, January 23, 2006.
About PFSweb, Inc.
PFSweb develops and deploys integrated business infrastructure solutions and fulfillment services for Fortune 1000, Global 2000 and brand name companies, including third party logistics, call center support and e-commerce services. The company serves a multitude of industries and company types, including such clients as Adaptec (Nasdaq:ADPT), CHiA’SSO, FLAVIA® Beverage Systems, Hewlett-Packard (NYSE:HPQ), International Business Machines (NYSE:IBM), Nokia (NYSE:NOK), Pfizer, Inc. (NYSE:PFE),

Raytheon Aircraft Company, Rene Furterer USA, Roots, Inc., Smithsonian Institution and Xerox (NYSE:XRX).
To find out more about PFSweb, Inc. (NASDAQ: PFSW), visit our website at www.pfsweb.com.
The matters discussed during the interview and, in particular, information regarding the merger, consist of forward-looking information under the Private Securities Litigation Reform Act of 1995 and is subject to and involve risks and uncertainties, which could cause actual results to differ materially from the forward-looking information. PFSweb has recently filed a Registration Statement on Form S-4 which identifies certain factors that could cause actual results to differ materially from those projected in any forward looking statements made and investors are advised to review the Registration Statement and the Risk Factors described therein. Neither PFSweb nor eCOST undertakes any obligation to update publicly any forward-looking statement for any reason, even if new information becomes available or other events occur in the future. There may be additional risks that we do not currently view as material or that are not presently known.
ADDITIONAL INFORMATION
The S-4 Registration Statement filed by PFSweb contains a joint proxy statement for the PFSweb and eCOST stockholder meetings and a prospectus for the PFSweb common stock to be offered to eCOST’s shareholders in connection with the Merger. Investors and shareholders are urged to read the registration statement carefully because it includes various risk factors and other important information about the Merger. Stockholders may obtain a free-of-charge copy of the registration statement, any proxy statement and other relevant documents filed with the SEC from the SEC’s website at www.sec.gov. Stockholders will also be able to obtain a free-of-charge copy of the proxy statement and other relevant documents by directing a request by mail or telephone to either (i) PFSweb, Inc., 500 North Central Expressway, Suite 500, Plano, Texas 75074 Attention: Corporate Secretary, Telephone: (972) 881-4044, or from PFSweb’s website, www.pfsweb.com or (ii) eCOST, Inc., 2555 West 190th Street, Suite 106, Torrance CA 90504 Attention: Corporate Secretary, Telephone: (310) 225-5025, or from eCOST’s website, www.eCOST.com.
Each company and certain of its directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies from such company’s stockholders in favor of the prospective merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies is set forth in the Registration Statement that is filed with the SEC. Information regarding certain of these persons and their beneficial ownership of the common stock of either company is also set forth in the Schedule 14A filed by eCOST on May 27, 2005 with the SEC, and the Schedule 14A filed by PFSweb on April 28, 2005 with the SEC.
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